UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On June 29, 2011 Husky Energy Inc. issued a press release reporting that it had temporarily suspended production at its refinery in Lima, Ohio in order to carry out repairs on a crude unit furnace. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:	/s/ James D. Girgulis
James D. Girgulis Vice President, Legal & Corporate Secretary

Date: June 30, 2011

Exhibit A

Husky Energy Provides Update on Lima Refinery Operations

Calgary, Alberta (June 29, 2011) – Husky Energy Inc. reports that it has temporarily suspended production at its refinery in Lima, Ohio, in order to carry out repairs on a crude unit furnace.

A controlled shutdown of the crude unit furnace was initiated on June 27, following the discovery of a small leak in a radiant tube inside the unit. There are no environmental releases or safety issues associated with the event.

It is estimated it will take approximately 10 days to complete the repairs and return the crude unit furnace to normal operations. During this period a minimum amount of finished product will be produced from fuels in inventory. The Company will manage crude oil inventories by selling excess crude into the market.

The overall pre-tax impact, including repair costs, is estimated as an opportunity cost of between $15 to $20 million, which considers the current market price environment. The impact will be reflected in third quarter results. Husky plans to carry out pro-active maintenance work while repairs are being completed.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENT

Certain statements in this press release are forward-looking statements or information (collectively “forward-looking statements”), within the meaning of the applicable securities legislation. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as: “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “objective” and “outlook”) are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. In particular, this news release includes forward-looking statements relating to the controlled shutdown of the Lima refinery, including scheduled maintenance, estimated length of the shutdown, handling of inventories, and the financial impact on Husky. Although Husky believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third party consultants, suppliers, regulators and other sources. Husky’s Annual Information Form and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and which are incorporated herein by reference. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, Husky disclaims any intention or obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Graham White Corporate Communications Husky Energy Inc. 403-298-7088